W. Soren Kreider IV +1 212 450 4387 w.soren.kreider@davispolk.com	Davis Polk & Wardwell llp 450 Lexington Avenue New York, NY 10017 davispolk.com

May 1, 2023

Re:	Priveterra Acquisition Corp.

Registration Statement on Form S-4 Amendment No. 2

Filed March 10, 2023

File No. 333-269006

CONFIDENTIAL

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E., Washington, D.C. 20549

Attention:	Tracie Mariner, Kevin Vaughn, Cindy Polynice and Joe McCann

Dear Ms. Mariner, Mr. Vaughn, Ms. Polynice and Mr. McCann:

On behalf of our client, Priveterra Acquisition Corp. (the “Company”), this letter sets forth the Company’s response to the comments provided by the Staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission in your letter dated March 23, 2023 (the “Comment Letter”), relating to the Company’s registration statement on Form S-4 Amendment No. 2 (the “Registration Statement Amendment 2”), filed on March 10, 2023.

The Company has updated the Registration Statement Amendment 2 and is filing a further amended registration statement on Form S-4 (the “Registration Statement Amendment 3”) together with this response letter. The Registration Statement 3 also contains certain additional updates and revisions.

For the convenience of the Staff, each comment from the Comment Letter is restated in italics prior to the Company’s response to such comment. All references to page numbers and captions in the Staff’s comments correspond to pages and captions in the Registration Statement Amendment 2.

Amendment No. 2 on Form S-4 filed March 10, 2023

Financial Statements of Priveterra Acquisition Corp.

Note 6. Commitments and Contingencies, page F-17

1.	You disclose here that in November 2022 you recognized a gain of $3,767,400 in relation to the waiver of the deferred underwriter fee allocated to the underwriter in the accompanying consolidated financial statements. You also disclose that an additional deferred fee of $4,636,800 was waived on January 23, 2023. Your disclosures on page F-11 appear to indicate that your deferred underwriting costs were originally charged to temporary equity or the consolidated statement of operations based on the relative value of the Public warrants. Please address the following regarding the waiver of these deferred underwriting fees:
•	Tell us how you determined that reporting the waiver of these fees as a gain on your statement of operations is appropriate. Identify the guidance on which you relied.
•	Tell how you determined that some or all of the waived fees should be reported as an adjustment to equity rather than a gain.
•	Tell us the extent to which the deferred underwriting fees that were subsequently waived were originally recorded as equity or on your statement of operations.
•	Tell us how you considered the guidance of ASC 420-10-40-1 in your determination of how to account for and report the waiver of these fees.

Response: The Company respectfully acknowledges the Staff’s comments and has revised the disclosure on pages F-1 through F-15, F-21, F-25, and F-26 of the Registration Statement Amendment 3. Additionally, the Company amended their Form 10-K with Amendment No. 1 which was filed on April 5, 2023.

U.S. Securities and Exchange Commission

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Please do not hesitate to contact the undersigned if you have any questions regarding the foregoing or if we may provide any additional information.

Very truly yours,

/s/ W. Soren Kreider IV

W. Soren Kreider IV

cc:	Oleg Grodnensky, Chief Operating Officer,

Priveterra Acquisition Corp.

Lee Hochbaum, Davis Polk & Wardwell LLP

B. Shayne Kennedy, Latham & Watkins LLP

J. Ross McAloon, Latham & Watkins LLP

May 1, 2023	2